
December 19, 2013

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

>   **Re: Fantex, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 21, 2013**
>   **File No. 333-192476**

Dear Mr. French:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Prospectus Cover Page

3. Please revise the prospectus cover page to refocus the disclosure on the common stock of Fantex as a whole. In this regard, the second-to-last paragraph on the prospectus cover page appears to be misplaced without proper context and may be more appropriate in the summary.

Prospectus Summary, page 1

Evaluation, Acquisition and Enhancement of Brands, page 2

4. We note that the definition of "brand" presented on page 2 in the first paragraph of this section, "We consider a brand to be a distillation of a complex set of associations people make with respect to an individual, including performance, appearance, history and personal story, products or services such individual is associated with, public statements or positions on matters of public concern, how an individual acts or the image such individual projects to the world" appears inconsistent with the definition in the third full paragraph on page 3, "We have created a tracking unit related to each of these brand contracts. We refer to these tracking units generally as 'brands'. . . ." Please revise for consistency.

Vernon Davis Brand Income, page 6

NFL Player Contract, page 7

5. We note the disclosure that Vernon Davis is eligible to receive for the 2013 season through the 2015 season with the 49ers a salary of up to an aggregate of $15.1 million, plus bonuses of up to an aggregate of $1.8 million, and that all such payments would be brand income when received by Vernon Davis. However, on page 44 you state that the maximum brand income as of October 30, 2013 under his existing NFL player contract is $13.3 million. Please clarify the inconsistency in the disclosures to highlight the remaining maximum brand income under Vernon Davis's NFL player contract that will be included brand income.

Other Contracts, page 7

6. We note your disclosure on page 45 that an endorsement partner previously terminated an endorsement contract with Vernon Davis. Please revise page 7 to briefly highlight the termination of this contract.

Arian Foster Brand, page 8

Arian Foster Brand Contract, page 8

7. We note the disclosure throughout regarding your brand contract with Arian Foster and its related terms. You also indicate on page 84 that your valuation process for brand contracts will be completed on no less than a quarterly basis. Please tell us the valuation you would have assigned to Arian Foster's brand contract in light of his season-ending injury on November 3, 2013.

Risks Relating to this Offering and the Offering Process, page 12

8. At a suitable place in the filing, please disclose how security holders will know the states in which secondary trading is possible. Also tell us whether the information will be on your website and/or any other location.

Implications of Being an Emerging Growth Company, page 15

9. Please revise the disclosure in the first sentence of the last paragraph on page 15 to clarify that you will remain an emerging growth company up to the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act or such earlier time when you are no longer an emerging growth company.

The Offering, page 16

10. Please add a section here on dividends. Also explain in the Summary how investors will receive funds in excess of 20% of the "available dividend amount" as described in your dividend policy on page 72.

Questions and Answers, page 19

What are the securities that we are offering?, page 19

11. Disclosure on page 19 indicates that you will acquire an interest equal to 10% of the gross monies that Vernon Davis receives from and after October 30, 2013, subject to specified exceptions and "net of certain expenses related thereto." Please clarify the nature of these expenses.

Who is Vernon Davis?, page 20

12. Please balance the description of Vernon Davis here to briefly describe his injury history.

What is brand income under the Vernon Davis brand contract?, page 20

13. Please tell us, with a view toward revised disclosure, whether Vernon Davis' recent appearance on "The League" would have been an Included Contract subject to the brand contract.

Risk Factors, page 32

We will need to obtain additional funding to acquire additional brands, page 35

14. Please revise the first bullet on page 36 to clarify that you have postponed the Fantex Series Arian Foster offering and that such offering may not be consummated on similar terms described in the prospectus or at all. Also revise the summary risk factors section on page 9 accordingly.

Brand income may decrease due to factors, page 38

15. We note the disclosure that Vernon Davis purchased an insurance policy against the risk of injury or disability, proceeds of which would be considered excluded income under the brand contract. Please revise the definition of "excluded income" on page 29 to disclose such exclusion, as appropriate.

Valuation Process, page 83

16. With a view towards revised disclosure, please tell us whether you consider the health of the athlete and any related injuries in your valuation process for your brand contracts.

Vernon Davis Brand Contract, at Estimated Fair Value, page 84

17. Please disclose whether the six statistically relevant factors that correlated with a deviation from the average career length of an NFL tight end were the only relevant factors, the most relevant factors or otherwise. Please also explain what criteria or threshold you used to determine statistical relevance.

18. Please explain how you concluded that the parameters used to generate the data set you used for the career length determination were appropriate. Please also discuss whether the model accounts for changes to the NFL game and the tight end position that took place over the 20 year period covered by the data set, such as the increased emphasis on using tight ends as receivers rather than blockers.

19. In consideration that the average career length for your data set of tight ends was approximately 5.5 years, please explain and quantify how you arrived at the conclusion that Vernon Davis's career length would be approximately 13.4 years in your assessment

of the factors described on pages 84-85. Also disclose how many other tight ends in your data set had a career length of 13.4 years or more.

20. We note the statement that Vernon Davis was "significantly more durable than average." Please explain the basis for your conclusion that he is significantly more durable than the tight ends in your data set.

21. Refer to the last full paragraph on page 84. In determining that Vernon Davis's future NFL player contract would be at least $33 million, you identified a comparable group consisting of two tight ends in the NFL. Please disclose the average salary, if known, for the tight ends in the data set that you reviewed and the source for career length and salary data used.

22. Please tell us why the six categories listed on pages 84-85 differ from the comparable explanation you presented in the Fantex Series Arian Foster prospectus.

23. We note that one of the categories is the draft position and that you found that the higher the draft position, the longer the career. Tell us why this factor only works for tight ends and not running backs. Of the comparable running backs listed in Running Back Position of the Fantex Series Arian Foster prospectus tell us how many were drafted.

24. It is unclear why playing in a Super Bowl is a relevant factor in determining the career length for an individual player. As football is a team sport, it would appear that playing in a Super Bowl would be attributable to the efforts of an entire team of players. Please clarify.

25. Please provide us with the information you collected about the percentage of tight ends in the NFL who do not want to be in the NFL Hall of Fame which makes you believe Vernon Davis's desire to be in the Hall of Fame is predictive of a longer career. Alternately, revise.

Vernon Davis Estimated Brand Income, page 85

26. In the table on page 86, it is unclear why you have not included any amounts in Category B relating to Endorsements for 2014 and beyond. According to the table on page 115, Vernon Davis has potential earnings totaling $413,000 for 2014 and beyond. Please clarify your disclosure in this regard.

27. We note the gross amounts in the table on page 86 relating to the NFL player contract for Vernon Davis total approximately $13.9 million as of October 30, 2013. However, your disclosure on page 44 states that the amount of maximum brand income remaining under his NFL contract was $13.3 million as of the same date. Please explain to us the reason for the difference in these amounts.

28. We note the disclosure on page 44 that, of the $13.3 million that Vernon Davis could earn in the remaining period of his current NFL contract, none of that amount is guaranteed. However, your disclosure on page 86 stating that Category B includes the non-guaranteed portions of his current NFL contract could imply that Category A includes the guaranteed portions. Please revise your footnote to the table on page 86 to state that the amounts included within Category A are not guaranteed.

29. On page 87, we note that you have included a table presenting what you believe is a comparable group to Vernon Davis, based upon past performance, age and stage of career. Please discuss how you arrived at this particular statistical sample by providing the number of tight ends in your original group, and how many players were selected out by each criteria used. Also discuss why you believe that a group of only two players is sufficient for purposes of comparison.

30. We note press reports that Tony Gonzalez has indicated he is retiring at age 33. If so, please indicate in the table on page 87 and revise the disclosure as appropriate.

Management and Attribution Policies, page 93

Financing Activities, page 97

31. We note that you may change the attribution of cash or property from one tracking series to another. Please tell us under what circumstances you would change the attribution policies in this manner, including what factors you would consider in determining whether to use an inter-series loan or an inter-series investment, how the interest rates will be determined, and how the term of the loans will be determined. Please provide us with hypothetical illustrations in this regard. Additionally, please tell us why you believe an inter-series equity investment is consistent with statements elsewhere that each series in linked to a particular brand contract.

Business, page 101

Enhancing Brand Value, page 103

32. We note that you intend to connect your contract parties via "social media" to specific targeted audiences with social media feeds. Please discuss how the information from your brand platform would be more useful to the contract party than information they may already possess or acquire through their current marketing processes. Also, state as a belief of management that you will be able to utilize information to drive more engagement within existing mass audiences as it appears your brand development strategy is aspirational in nature.

Professional Football Compensation, page 110

Vernon Davis Brand Income, page 112

33. On page 44, you state that Vernon Davis's 6-year contract with the 49ers, which he signed in 2010, was worth up to $42.7 million. You further state that, of the $42.7 million, the maximum brand income remaining under this contract at October 31, 2013 was $13.3 million, none of which is guaranteed. In order for investors to gain a better understanding of the actual and future amounts earned, paid or eligible under this contract, please provide a table of the amounts paid or payable under the contract for each year, distinguishing between amounts that were guaranteed and amounts that were earned but not guaranteed, and including any signing bonuses. Within this table, please present amounts by year for the entire time frame of the contract period, including the eligible amounts that could be earned going forward for the remainder of the contract. We suggest you present the overall contractual amounts, which total $42.7 million, and the maximum brand income amounts, which total $13.3 million, in separate columns within the same table. Also, please provide, either within the table or by footnote to the table, detail of the non-guaranteed performance incentive amounts of the contract, showing the maximum amount that Vernon Davis was eligible to earn and the amounts that he actually earned.

34. Please correct the column headings in the table on page 115 as you currently show the year 2014 twice, and the table ends with 2015 when the disclosure following the table states that Vernon Davis's endorsement contracts have terms that end in 2016.

Underwriting (Conflicts of Interest), page 146

Offering Process, page 147

35. Please provide us a copy of the account funding instructions you intend to provide to potential investors and tell us at what stage of the process those instructions will be provided.

The Qualification Process, page 147

36. Clarify the distinction between an investor's submission and FBS's acceptance of a reservation, so that investors will understand that they are not obligated to purchase at the time they submit a reservation, but may become obligated once the issuer takes the subsequent step of "accepting" the reservation, assuming the account is funded.

37. Tell us whether funds deposited into a potential investor's FBS account are designated for use in a particular offering at the time of deposit, or whether the deposited funds may be used to purchase securities other than those offered pursuant to this registration statement. To the extent the funds are designated for use in the current offering, revise

your procedures and disclosure to provide that purchase funds may not be deposited until after effectiveness of the registration statement.

The Closing Process, page 145

38. As it appears you intend to permit potential investors to submit reservations prior to effectiveness, please clarify your statement that the "offering will start" on the date the registration statement is declared effective.

39. Revise the disclosure that you may "close the offering at any time" to clarify, if true, that you will first provide the three-day notice described elsewhere in this section.

The Allocation Process, page 150

40. In the event that reservations are placed subsequent to the effectiveness of the registration statement, please describe what notice, if any, you will provide to investors to fund their accounts in order to receive an allocation of shares.

41. With respect to allocations in oversubscribed offerings, explain as of what point in time you will evaluate whether FBS accounts have been funded.

Index to Statements of Cash Receipts from Included Contracts, page SR-VD-1

42. We note you have included disclosure in a paragraph on page SR-AF-1 making investors aware that they are not investing in Arian Foster or the Brand Contract. We believe this disclosure is also relevant to Fantex Series Vernon Davis and therefore such disclosure should be included on page SR-VD-1. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin Dobbie, Legal Branch Chief, at (202) 551-3469, or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Patrick A. Pohlen, Esq.
Latham & Watkins LLP